UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: PPW Productions, LLC

Legal status of issuer

      Form: Limited Liability Company

      Jurisdiction of Organization: Louisiana

      Date of organization: September 16, 2024

Physical address of issuer: 1536 Magazine St., New Orleans, LA. 70130

Website of issuer: brokenthings.com/OOD

Is there a co-issuer? No

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC dba Angel Funding

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, if intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

6% of the amount actually raised to be paid in cash.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Preferred Units (Class CF) (the "Securities")

Target number of securities to be offered: 500,000

Price (or method for determining price): $1.00

Target offering amount: $500,000

Oversubscriptions accepted:

Yes

Oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount): $5,000,000

Deadline to reach the target offering amount: March 3, 2025

Current number of employees: 2

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$506,800	$157,050
Cash & Cash Equivalents	$126,321	$1,190
Accounts Receivable	$12,000	$0.00
Short-Term Debt	$0.00	$150,250
Long-Term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$157,616	$53,062
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

*Reflects the financial results for the Company and its sister company Power of a Praying Wife Film, LLC.

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

OFFERING STATEMENT

THE COMPANY

1. Name of issuer: PPW Productions, LLC

PPW Productions, LLC (the "Company") is a Louisiana-based limited liability company formed for the primary objective of financing, producing, and distributing the feature film *Out of Darkness* (the "Movie"). The Company was established on September 16, 2024, as a limited liability company to serve as the sole entity through which investments related to the production of the Movie are managed. Funds raised through this Offering will be utilized to support the development, preproduction, production, and post-production of the Movie to achieve a theatrical release, and subsequent distribution. The Company is governed by the terms set forth in its Amended and Restated LLC Operating Agreement, dated as of October 17, 2024 (the "Operating Agreement"), and intends to allocate proceeds in accordance with the business plan provided herein, with management retaining discretion to adjust allocations to facilitate the execution of the production and distribution of the Movie.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("Investor(s)" or "you") must complete the purchase process through our intermediary, VAS Portal, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. You will complete the purchase process through the Intermediary. All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

ELIGIBILITY

Important terms related to the Offering are contained in the Operating Agreement which are not described in this form. Therefore, it's vital that any prospective investors review the Operating agreement and ensure that all questions have been answered to their satisfaction before making an investment in the Company.

0. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

DIRECTORS AND OFFICERS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name	Position and Offices held at the Company	Principal Occupation	Term of Office
Brittany Yost	Manager	Producer with Broken Things Productions	October 30, 2020 - Current

Biographical Information:

Brittany Yost is an award-winning director and PGA producer whose journey in film began at age 19. Over 15 years later, Brittany has worked on more than 20 films, including Redeeming Love, The Case for Christ, and The Blind. Driven by a fierce commitment to justice, Brittany has captured stories across borders, immersing herself in 13 countries to document the realities of sex trafficking—leading her to live within a shelter for survivors. This deepened her understanding of the challenges they face, which created a life calling to make stories around hard topics that inspire change. Her 2011 documentary, Volviendo, won the MTV/UNICEF Award for its powerful stance against human trafficking.

Brittany's storytelling is grounded in heart and conviction. Her directorial debut, Sweet Inspirations, received the Jury Award at the 2019 Bentonville Film Festival and held the title of #1 most-watched film on Pureflix.com for over a year—a testament to her ability to create work that resonates deeply and endures. Today, Brittany continues to bring compelling narratives to life from her home base in New Orleans, Louisiana.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer: See above in Section 4.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name Holder	Name and Class of Securities Now Held	% of Voting Power Prior to Offering
Brittany Yost	Common Units	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Business of the Issuer and Anticipated Business Plan:

PPW Productions, LLC (the "Company") is a Louisiana-based limited liability company, formed on September 16, 2024, with the primary objective of producing the feature film *Out of Darkness* (the "Movie"). Should the Company successfully raise the maximum offering amount through this offering and other financing methods, it intends to complete the production of the Movie and release it theatrically in partnership with Angel Studios 003 Inc., ("Angel Studios") followed by distribution through Angel Studios' distribution streams.

Angel Studios operates under a distribution model distinct from traditional distributors. Notably, Angel Studios does not charge a standard distribution fee, their Prints and Advertising (P&A) spend is capped at the agreed-upon amount, and all expenses are transparently reported. Notably, Angel Studios does not charge a standard distribution fee, their Prints and Advertising (P&A) spend is capped at the agreed-upon amount, and all expenses are transparently reported to the Company's management, enabling more effective oversight and operational management. This structure is designed to ensure that no hidden fees or unexpected financial surprises will arise during the production and distribution process. Furthermore, Angel Studios' compensation is tied directly to the success of the production, as they only earn revenue when the production does, creating a mutually beneficial, collaborative partnership.

The financial strategy for the Movie incorporates various funding sources to ensure its successful production and release. Production funding will be raised through Angel Funding's audience-driven crowdfunding platform, targeting $500k-$5 million. Additional capital will be secured through product integration, loans against the already approved Louisiana tax incentive, loans secured through a Minimum Guarantee provided by Angel Studios and $1,000,000 ($500,000 of equity (in the form of Class A Preferred Units) and if needed, $500,000 of gap financing, with the right to convert to equity) provided by AAF Q4 2024, a series of Angel Acceleration Fund II LP & Angel Acceleration Master Fund, LP (the "Angel Acceleration Fund"). These efforts are intended to maintain a steady cash flow throughout the production and distribution phases. Additionally, P&A funds are expected to be raised just before theatrical release to support a wide theatrical release, including strategic marketing campaigns and grassroots audience engagement.

The revenue distribution (waterfall) structure for the Movie is designed to prioritize investor returns while also providing revenue-generation opportunities for the production. The first phase of the waterfall involves revenue from the domestic theatrical release, which is expected to be supported by a comprehensive 6-8 week marketing campaign targeting faith-based communities, influencers, and regional advertising. Following this, the Movie expects to be distributed internationally, with both theatrical and non-theatrical releases targeting global markets where Stormie Omartian's books (including but not limited to *The Power of a Praying, Out of Darkness,* & other books in *The Power of a Praying* series) have been most lucrative.

Subsequent revenue phases will include, but are not limited to, merchandising, MVPD VOD/PPV (Multichannel Video Programming Distributor Video-On-Demand and Pay-Per-

View), DVD/packaged media, and licensing opportunities for physical media sales. In addition, long-tail revenue is expected to be generated through streaming platforms, beginning with Subscription Video-On-Demand (SVOD) on Angel Studios' app, followed by additional platforms to maximize digital revenue. Finally, the Movie is expected to transition to Advertising Video-On-Demand (AVOD) to provide another monetization opportunity through ad-supported streaming platforms.

Investors in the Offering will receive Class CF Preferred Units. The Class CF Preferred Units and the Class A Preferred Units will be referred to herein collectively as the "Preferred Units". The Preferred Units and Common Units of the Company will be referred to collectively herein as the "Units".

After the recoupment of the P&A and other loans taken by the Company, to the extent there are cash proceeds available for distribution, investors who participate in this offering (along with Angel Acceleration Fund which holds the Class A Preferred Units) will be entitled to a revenue-sharing structure that prioritizes recoupment of their principal investment, along with a 20% return ("priority return") prior to the common equity holders receiving profit distributions. For example, provided there are amounts available for distribution to investors, which will be determined at the discretion of the Company's Board of Managers ("Board"), an investor contributing $100,000 should expect to first receive its $100,000 principal back, followed by an additional $20,000 as a priority return, before any profits are shared with the common equity holders. However, if the Movie is not produced, the   Angel Acceleration Fund will have priority in the return of its capital and the Priority Return before investors in the offering will receive any amounts distributable by the Company.

The remaining net profits will be shared pro rata, with those holding Preferred Units receiving fifty percent (50%) of proceeds available for distribution (based on the percentage ownership of Preferred Units owned by such holders) and holders of Common Units receiving   fifty percent (50%) of the proceeds available for distribution. Notwithstanding anything to the contrary in the previous sentence, the Class A Preferred Unitholder will receive no less than ten percent (10%) of the total proceeds available for distribution to be distributed to holders of Preferred Units after the return of capital and distribution of the Priority Return to all holders of Preferred Units.

Our production team brings over 50 years of combined experience in film production, storytelling, and business management. With a proven track record of delivering compelling content, we believe our team is well-positioned to produce a high-quality, impactful film.

About the Movie

Out of Darkness is the autobiography of Stormie Omartian, the author of the *Power of a Praying* book series, which includes the best-selling book the *Power of a Praying Wife* through the trials and tribulations of her remarkable true story. Stormie is a renowned author with over 43 million books sold in multiple languages. Her powerful testimony has deeply resonated with her loyal audience, making this project both compelling and highly relatable. The film also has the potential to captivate new viewers seeking a woman-led story centered on resilience, transformation, and the life-changing power of faith in God.

Stormie's past is both heartbreaking and inspiring. She endured an abusive and challenging childhood, which shaped much of her journey and faith. Her story explores themes of brokenness, resilience, and redemption, offering a raw and authentic perspective on overcoming life's darkest moments. *Out of Darkness* is designed to provide a deeper understanding of the struggles she faced and how they fueled her transformation, ultimately inspiring countless others to seek hope and healing.

Unique Selling Points

- **Popularity of Stormie Omartian**: Stormie Omartian is an internationally recognized author, speaker, and advocate of faith and healing. With over 43 million books sold in more than 47 countries and translated into numerous languages, her work has touched millions of lives.

  - *Social Media Reach*: Stormie maintains an active presence on platforms such as Facebook, Instagram, and Twitter, with a combined following of over 850,000 across these platforms.

  - *Speaking Engagements*: Stormie is a sought-after speaker, appearing at major conferences, faith-based events, and workshops worldwide. Her powerful testimony and relatable style consistently draw large audiences.

  - *Unique Audience*: Stormie's following includes readers of her bestselling "Power of a Praying" series, faith-based communities, and individuals seeking spiritual and emotional encouragement. Her audience spans diverse demographics, including women, families, and leaders within various religious organizations.

- **Romance as a Centerpiece**: The love story at the core of the film is intended to serve as a powerful draw for moviegoers, blending themes of redemption and hope with a deeply emotional narrative.

- **Innovative Distribution Model**: Angel Studios' "Pay It Forward" model offers a unique and audience-driven approach to funding and engagement, enabling viewers to take an active role in the success of the Movie.

Anticipated Financial and Business Plan

Investing in film projects carries inherent risks including the potential loss of all amounts invested. Angel Studios has demonstrated the demand for faith based content through projects like *The Chosen*, *His Only Son*, and *Sound of Freedom*. However, past performance is not indicative of future results.

The Company has entered into a content distribution agreement that includes a revenue-sharing arrangement. Net revenue, calculated after the deduction of permitted distribution and marketing expenses, will be shared between the Company and the distributor according to the agreed-upon percentages. Payments will be made on a quarterly basis, following the issuance of the relevant reports.

The Company has entered into a content distribution agreement with Angel Studios that includes a revenue-sharing arrangement. The net revenue remaining from the deduction of Permitted Distribution & Marketing Expenses from the Gross Angel Studios' Licensing Revenues shall be referred to hereafter as the "Net Licensing Revenues". The Net Licensing Revenues will be split 66.67% to the Company and 33.33% to Angel Studios; collectively, this revenue share is hereafter referred to as the "Net Revenue Share". Producer's Net Revenue Share shall be tendered by Angel Studios to the Company quarterly, within thirty (30) days following the distribution of the quarter's reports to the Company.

As part of our growth strategy, we intend to reinvest a significant portion of our revenue into activities such as marketing, distribution expansion, and merchandise development. This approach aims to maximize the impact and reach of *Out of Darkness*, though it may result in deferred financial returns for investors.

Prospective investors should be aware of the risks associated with early-stage investments and consult with financial advisors before making investment decisions. Success stories from Angel Studios projects, while inspiring, do not guarantee the success of this project.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The following is a list of certain risk factors related to an investment in the Company. It does not detail all of the risks related to such an investment.

An investment in the Company involves a high degree of risk, and is suitable only for investors of certain means who have no immediate need for liquidity of the amount invested and who can afford a risk of loss of all or a substantial part of such investment. There can be no assurance that the Company's objectives will be achieved, or that an investor will receive a return of its capital. Investors may be subject to a number of risks, only some of which are set forth below.

In addition to the other information contained in this Form C, each prospective investor should consult with his, her or its personal legal, tax and financial advisers and carefully consider and evaluate the risks before making an investment in the Company. The order in which these risks are presented is not intended to represent the relative magnitude of any particular risk.

<u>Risks Related to the Company and our Business</u>

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable movie using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a faith-based, niche film, the potential market may be smaller than your average blockbuster.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing the Movie. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of the Movie. If and when production of the Movie commences, no assurance can be given that the Movie will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single movie and the Company is unable to diversify its investment to reduce its risk of failure.

The Movie will be the only movie that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the Movie. Because the Company will have only one asset, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Movie is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the Movie. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

The Company relies heavily on Brittany Yost for management of its affairs.

If Brittany Yost should die or become incapacitated, this could significantly impact the management of the Company and the Movie.

Because the film business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of a film primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing films and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Movie will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Movie. Accordingly, there is a substantial risk that the Movie will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the Movie or realize revenues or profits from the sale of the Movie.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and TV industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

The Movie will be subject to the risks associated with the production and distribution of motion picture.

Although the production of a demo of the Movie was completed, the Company cannot guarantee that production of the remaining motion picture will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

It is also possible that any other number of unexpected situations may arise that prevent the completion of the production of the Movie.

The Company has a license agreement to distribute the Movie through Angel Studio's streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Movie may not succeed if it receives unfavorable reviews.

The financial success of a motion picture, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Movie. To the extent that the Movie receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company only has tentative agreements with the production team listed below.

The Company does not have finalized contracts with any of the production team members listed below. A delay in funding, or any of them changing their mind to move forward with participating in the production of the Movie may cause the Company harm and prevent us from being able to complete the production of the Movie in a manner that allows us to reach profitability.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Movie's production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Movie and cause delays, all of which may increase the cost of production of the Movie and decrease the likelihood of being able to complete the Movie, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we do.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them to better offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than we do. Many have sophisticated websites and the ability to advertise in a wide variety of media.

We expect we will be required to raise additional capital to fully fund our business plan and expand our operations.

Currently, we have no revenue-generating activities. The purpose of this offering is to raise an initial up to $5 million towards a total required production budget of between $8.5 and $9 million. Even after taking account of the funds raised in this offering, we will need to obtain additional funds to finalize the full production of the Movie. We may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing in order to fund the development of the Movie.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay distributions, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

As a company producing and distributing entertainment content, we are subject to various local, state, and federal regulations and guidelines that govern the entertainment industry.

In this section, we outline certain aspects of governmental approval and compliance relevant to the Movie.

The Movie will be subject to content ratings and guidelines set forth by organizations such as the Motion Picture Association (MPA) and the Federal Communications Commission (FCC). These ratings and guidelines ensure that the content is appropriate for the intended audience and adheres to the established standards for violence, language, and other potentially sensitive material.

The production of the Movie will require securing filming permits and location approvals from relevant local and state authorities. Our production team will work closely with local and state agencies to secure the necessary permits and approvals for filming. We intend to abide by all regulations and guidelines related to filming locations, safety, and environmental impact to ensure a smooth and compliant production process.

The entertainment industry is subject to various labor laws and industry regulations, including those related to worker safety, wages, and working conditions. The Company expects to be in compliance with all relevant labor laws and industry regulations by maintaining a safe and fair working environment for our cast and crew.

The Company could be subject to disputes over intellectual property rights.

The Company has secured the necessary licenses and permissions for adapting the Movie; however, there is still a risk of intellectual property disputes or infringement claims arising from the use of copyrighted material, trademarks, or other protected content. These disputes can be expensive and time-consuming, leading to delays in production, increased legal costs, or even the need to halt production altogether. Additionally, if the Company is found to be in violation of any intellectual property laws, it may result in fines, penalties, or other legal action that could damage its reputation and bottom line.

The entertainment industry is vulnerable to piracy and unauthorized distribution of content. This could result in a loss of revenue and undermine the potential success of the Movie.

Global events could impact the Company and the Movie.

Unforeseen global events or changes in the political climate may impact the entertainment industry and affect the production, distribution, or reception of the Movie. For example, geopolitical tensions or trade restrictions may limit access to certain markets or disrupt the supply chain for necessary resources.

The Company could be subject to cybersecurity threats.

The entertainment industry is increasingly reliant on technology and digital platforms for production, distribution, and marketing. As such, the Company faces the risk of cybersecurity breaches or cyber-attacks that could compromise sensitive data or disrupt operations. Cybersecurity incidents could result in the theft or loss of intellectual property, confidential information, or financial assets, as well as reputational harm or legal liability. The Company must maintain robust cybersecurity measures, such as firewalls, encryption, and employee training, to mitigate the risk of cyber threats.

The Movie production and distribution could be impacted by unforeseen events beyond the Company's control, such as natural disasters, pandemics, terrorist attacks, or political instability. These events could lead to delays, increased costs, or disruptions to the production process or distribution channels. Force majeure events could also impact the availability of key personnel or resources necessary for the success of the Movie. The Company must plan for contingencies and develop risk management strategies to minimize the impact of force majeure events on the Movie.

The Company is subject to risks related to the use of personally identifiable data.

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal, and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates, or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is subject to less regulation than public companies.

The Company is not subject to regulations applicable to public companies and may lack the financial controls and procedures of public companies. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. However, this lack of regulatory oversight and financial controls could pose a significant risk to the Company's operations.

The inapplicability of regulations applicable to public companies may expose the Company to potential fraud or financial mismanagement, which could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company's financial statements may not be audited by an independent accounting firm, and there may be limited public information available regarding the Company's financial condition and performance.

In addition, the absence of regulatory requirements and financial controls could make it more difficult for the Company to attract investment and funding from investors, lenders, and other financial institutions. Potential investors may be hesitant to invest in the Company due to the lack of financial transparency and regulatory oversight, which could limit the Company's ability to raise capital and execute its business plan.

The Company may be exposed to significant risks and liabilities that are not fully covered by insurance. The Company plans to obtain insurance coverage for general liability, property damage, and workers' compensation, among other types of insurance. However, the coverage limits and terms of the insurance policies may not fully protect the Company from potential risks and liabilities.

In addition, there may be certain types of risks and liabilities that are not insurable or that are prohibitively expensive to insure. For example, the Company may be exposed to claims related to the content of the Movie, such as copyright infringement, defamation, or invasion of privacy. The Company may also be exposed to claims related to the use of hazardous materials or equipment during the production process, or claims related to injuries or damages suffered by third parties while on the Company's premises.

 If the Company is found to be liable for any such claims, the costs of defense and settlement or damages could be substantial and could exceed the limits of the Company's insurance coverage. As a result, the Company may be required to pay significant amounts out of pocket, which could have a material adverse effect on its financial condition and results of operations.

The Company may be subject to litigation, regulatory proceedings, or other legal disputes that could have a material adverse effect on its business, financial condition, and results of operations.

Legal disputes may arise from a variety of sources, including intellectual property disputes, breach of contract claims, employment disputes, and regulatory investigations.

Litigation and regulatory proceedings can be costly, time-consuming, and disruptive to the Company's operations. The outcome of any legal dispute or regulatory proceeding is uncertain, and there can be no guarantee that the Company will be successful in defending itself or resolving the dispute.

Risks Related to the Offering

This is a Regulation CF Crowd Funding Offering. This offering is being conducted in reliance on the exemption from registration provided by Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and the implementing regulations promulgated thereunder, commonly referred to as Regulation Crowdfunding ("Regulation CF").

There are important things to consider when investing in a Regulation CF offering including, without limitation, the following:

- *Limited Offering Amount* – The total amount that may be raised in this offering is subject to the Regulation CF cap, which limits the aggregate amount an issuer may raise through crowdfunding offerings in any 12-month period to $5 million.
- *Investment Limitations* – Individual investors are subject to investment limits based on their annual income and net worth. The amount an investor may invest in all

Regulation CF offerings in a 12-month period is capped based on SEC-imposed limits to protect non-accredited investors.

- <u>No Public Market & Transfer Restrictions</u> – The Securities offered under Regulation CF are restricted securities and cannot be resold or transferred for a period of one year, except under limited circumstances (e.g., transfers to accredited investors, family members, the issuer, or in connection with an SEC-registered offering).
- *No SEC Review or Approval* – This offering is exempt from SEC registration and is therefore not subject to the same level of review as registered offerings. The SEC does not pass upon the merits or accuracy of the disclosures in this Form C.
- <u>No Assurance of Liquidity</u> – Unlike publicly traded securities, there is no established secondary market for the Securities offered under Regulation CF. Investors should be prepared to hold their investment indefinitely.
- *Limited Information Rights* – While issuers relying on Regulation CF are required to provide certain disclosures, including ongoing annual reports, the level of disclosure is significantly less than that required for publicly traded companies. Investors may have limited access to financial information.
- *Issuer Obligations* – The issuer must comply with Regulation CF ongoing reporting requirements, including the filing of an annual report on Form C-AR with the SEC. However, issuers may be able to terminate their reporting obligations after meeting certain criteria.
- Intermediary Requirements – This offering is conducted through a registered funding portal or broker-dealer that must comply with SEC and FINRA regulations, including providing investors with educational materials and ensuring compliance with investor limitations.

The Commission Does Not Pass Upon the Merits of the Securities or Offering Terms.

The U.S. Securities and Exchange Commission plays a vital role in regulating and overseeing the securities industry. However, it is important to note that the Commission does not pass upon the merits of the Securities being offered or the terms of the offering. In other words, just because the Form C is accessible through the SEC's EDGAR filing system does not mean that the Commission approves, endorses, or guarantees compliance with the offering. Investors should not solely rely on the accessibility of the Form C through the SEC's website as a form of approval or endorsement.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing the Movie. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing the Movie.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company has the authority to restrict individual Investor commitment amounts based on its assessment of an Investor's sophistication and ability to assume the risk of the investment. As a result, your desired investment amount may be limited or reduced based solely on the Company's determination, and not in line with relevant investment limits set forth by Regulation CF rules. In addition, other Investors may receive larger allocations of the Offering based solely on the Company's decision.

The Company has the right to extend the Offering Deadline beyond the date stated in this Form C.

This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. Although you have the option to cancel your investment if the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not earn interest during this time and will simply be held until the new Offering Deadline is reached without the Company receiving the Target Offering Amount. If the Target Offering Amount is not achieved, your investment will be returned to you without interest or deduction. If the Target Offering Amount is achieved, the Company will receive he funds and issue the Securities to you.

The Company has the right to end the Offering early if the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline.

This means that your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering, and the Company may also limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company can conduct multiple closings during the Offering if it meets certain terms and conditions.

This allows the Company to draw down on a portion of Investor proceeds committed and captured in the Offering during the relevant period, subject to the terms of the Offering. Investors should note that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. Additionally, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors in this Offering will not have any voting rights, except as is mandatory under applicable law.

This means that Investors generally will not be able to vote on matters such as amendments to the Company's organizational documents or other matters that may be submitted to a vote of the Company's other members. Investors will be largely powerless to influence decisions made by the Company's management or to voice their opinion on key issues. Additionally, in the event of a corporate action such as a merger, acquisition or sale of substantially all assets, Investors will have little or no say in the outcome, which could result in a decision with which they disagree. This lack of voting rights could result in a lower level of investor engagement and satisfaction with the Company's operations, which could in turn harm the Company's reputation and future ability to raise capital. Investors should consider this lack of voting rights when making their investment decision.

The Securities being offered in this Offering will not be freely tradable under the Securities Act until one year from the initial purchase date.

This means that the Securities may be subject to transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. Additionally, state securities regulations may also apply, so each Investor should consult with their attorney to understand the implications of transferring the Securities.

Furthermore, Investors should be aware of the long-term nature of their investment in the Company. There is not and likely will not ever be a public market for the Securities, and they have not been registered under the Securities Act or any state or foreign securities laws. This may limit the transferability of the Securities and adversely affect the price that Investors may be able to obtain for them in a private sale.

Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account and not with a view to resale or distribution.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law.

Other security holders of the Company may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and/or reports from the Company.

The Securities are subject to dilution.

The Company may be required to issue additional equity to others in amounts that are uncertain at this time, and as a consequence holders of equity will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to complete the Movie.

If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Investors should be aware that in the event of the dissolution or bankruptcy of the Company, they are not considered debt holders and therefore are unlikely to recover any proceeds.

Instead, the holders of the Securities will be entitled to certain distributions consistent with the Company's Operating Agreement, as may be amended from time to time. However, such distributions will only occur once all creditors and more senior security holders have been paid in full. This means that there is a risk that holders of the Securities may not receive any distributions, or may receive only a fraction of the amount they invested, in the event of the Company's dissolution or bankruptcy. Therefore, investors should carefully consider the risks associated with investing in the Securities and the possibility of losing some or all of their investment.

The Company may choose to issue other classes of securities, including Preferred Units, Common Units, or debt securities, in the future, which may have a senior status to the Securities offered in this Offering.

This means that the holders of such securities will have a higher priority of claims on the Company's assets and earnings compared to the holders of the Securities. The issuance of such senior securities could significantly reduce the value of the Securities and/or substantially impair the Company's ability to meet its obligations to holders of the Securities. The Company is not required to obtain the approval of the holders of the Securities before issuing additional securities, which may further dilute the ownership interest of the holders of the Securities.

Investing in the Company involves a high degree of risk and there is no guarantee that any Investor will realize a return on their investment or that they will not lose their entire investment. The Company has no operating history. Therefore, the likelihood of success must be considered in light of the risks, expenses, delays, and problems encountered in connection with the development of a new business in a rapidly evolving market. Investors should carefully review all information provided in this Form C and its exhibits and consult with their attorney and business advisor before making any investment decision. Additionally, each Investor should be prepared to bear the economic risk of their investment in the Company for an indefinite period of time and should not plan to resell their Securities for the foreseeable future. The Company cannot guarantee that Investors will be able to sell their Securities when desired or that there will be any market for the Securities in the future. It is important that Investors understand that they may lose their entire investment and that they should only invest an amount of money that they can afford to lose without changing their lifestyle.

Certain Federal Tax Considerations

As a limited liability company taxed as a C corporation, the Company's tax structure has both advantages and disadvantages for investors. On the one hand, the Company's status provides liability protection to shareholders, who are generally not personally liable for the debts and obligations of the Company. On the other hand, the C corporation status entails certain tax risks and implications that investors should be aware of before making an investment decision.

Because of the Company's tax status as a C corporation, returns may be subject to double taxation. This means that the Company is subject to federal and state income tax on its profits, and then the Members are also subject to income tax on any distributions they receive from the Company. This can result in an overall tax liability that may be higher than other entities taxed as partnerships or S corporations.

THE FOREGOING TAX RISKS ARE INTENDED TO BE A BRIEF SUMMARY ONLY AND DO NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE THE SECURITIES. EACH INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL, AND

FOREIGN TAX LAWS, AS WELL AS POSSIBLE CHANGES IN TAX LAWS THAT COULD AFFECT THE INVESTMENT. THE COMPANY MAKES NO REPRESENTATION REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES OR ANY PARTICULAR TAX TREATMENT THAT MAY BE AVAILABLE TO INVESTORS.

Certain Conflicts of Interest

Other Activities; Allocation of Resources. Those who are involved in managing the affairs of and providing services to the Company ("Covered Persons") will devote such time as shall be reasonably necessary to conduct the business affairs of the Company in an appropriate manner. However, the Covered Persons are not obligated to devote their full time and attention to the Company and may work on other projects, including, without limitation, other movies and productions. The Company will have no interest in such other projects, and it is possible that those projects may be in competition with the Movie.

No Arm's Length Transactions. Angel Acceleration Fund, which holds Class A Preferred Units in the Company and who will participate in the distribution of profits from the

Company, is majority-owned by Angel Studios and under common control with Angel Funding. As a result, a conflict of interest exists where the Company has an incentive to utilize the services of Angel Studios and Angel Funding. Services provided by Angel Studios and Angel Funding could be obtained from other sources that could be less expensive than those offered through Angel Studios and Angel Funding.

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering is to secure the necessary funding to bring *Out of Darkness* to life—This film aims to inspire, uplift, and spark meaningful conversations about overcoming adversity, embracing faith, and the power of redemption.

The funds raised will be allocated toward key production needs, including pre-production, principal photography, post-production, marketing, and distribution efforts to ensure the story reaches a global audience. By investing in this project, contributors will play a vital role in delivering a compelling and impactful cinematic experience that has the potential to ignite hope and healing in viewers worldwide.

10.   How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Intermediary Fees:	$30,000	$300,000
Offering Expenses:	$9,500	$14,500
Offering Advertising Expenses:	$7,000	$250,000
Pre-Production:	$453,500	$2,500,000

Production Expenses:	$0.00	$1,935,500
Post Production Expenses:	$0.00	$0.00
Total:	$500,00	$5,000,000

The estimated production budget for the Movie is set between $8.5 and $9 million. The financial strategy for the Movie incorporates various funding sources to maximize the likelihood of its successful production and release. Production funding will be raised through Angel Studios' audience-driven crowdfunding platform, targeting $3-$5 million. Additional capital is anticipated to be secured through product integration, loans against the already approved Louisiana tax incentive, loans secured through a Minimum Guarantee provided by Angel Studios, and $1,000,000 ($500,000 of equity and, if needed, $500,000 of gap financing, with the right to convert to equity) provided by the Angel Acceleration Fund. These efforts are intended to maintain a steady cash flow throughout the production and distribution phases. Additionally, P&A (Prints and Advertising) funds are expected to be raised to support a wide theatrical release, including strategic marketing campaigns and grassroots audience engagement.

If the target offering amount of $500,000 is reached, these funds are expected to be allocated toward preproduction activities, which are essential to preparing for the successful execution of the Movie. Preproduction expenses are expected to include creating a detailed production schedule and budget, breaking down the script, and conducting casting sessions to finalize the talent lineup. Additional funds will be used to secure locations, obtain necessary permits, and assemble the core production team, including key department heads. This phase also involves developing production designs, planning logistics, and organizing rehearsals with the cast. These efforts are designed to ensure that all creative, logistical, and operational elements are carefully coordinated before principal photography begins.

If the $5 million target is reached, these funds are expected to be allocated toward the remaining preproduction phase and the production phase of the Movie, covering all essential activities required to bring the script to life. This includes the costs of principal photography, such as paying cast and crew salaries, renting and operating equipment, along with additional including production design, set construction, wardrobe, hair and makeup, and on-set logistics like transportation and catering.

The remaining funds, anticipated to be secured through product integration, loans against the already approved Louisiana tax incentive, loans backed by a Minimum Guarantee provided by Angel Studios, and $1,000,000 ($500,000 of equity which has already been issued and, if needed, $500,000 of gap financing, with the right to convert to equity) provided by the Angel Acceleration Fund, are expected to be used to cover any remaining production expenses as well as the post-production phase of the Movie. Post-production involves editing the film, color correction, sound design, and the creation of a musical score designed to ensure the highest quality cinematic experience. It also includes visual effects (if applicable), finalizing the sound mix, and preparing the film for distribution through processes like creating a Digital Cinema Package (DCP). These funds are intended to be used to ensure that all creative and technical elements are completed to the highest standards, allowing the Movie to be fully polished and ready for audiences.

$1,000,000 – Attach Key Creative Team

- Officially bring on **director, cinematographer, production designer and key creative department heads**
- Begin **casting, open the production office and finalize locations**

$1,500,000 – Secure Lead Talent & Production Design Team

- Finalize **lead actors and key supporting roles.**
- Begin **production design, storyboarding, and wardrobe design**

$2,000,000 – Cast Remaining Roles & Expand Crew

- Finalize casting for **supporting roles, extras, and stunt performers**
- Secure **industry-leading logistical crew members across all departments**

$2,500,000 – Secure Premium Locations & Begin Set Construction

- Finalize **filming locations** and **secure permits**
- Start **building key sets** for principal photography
- Begin developing original songs.

$3,000,000 – Begin Practical Effects & Stunt Coordination

- Finalize **shooting schedule**
- Finalize **original songs and all needed playback music**

$3,500,000 – Final Prep for Principal Photography

- Conduct **full cast table reads and camera tests**
- Finalize **wardrobe, props, and set dressing**

$4,000,000 – Official Start of Filming

- Begin **shooting key scenes with lead actors**
- Allocate funds for **high-end cinematography and lighting setups**

$4,500,000 – Elevate Sound Design & Scoring

- Hire **renowned composer and live orchestra for the score**
- Begin **sound mixing for immersive audio**

The figures provided above represent estimated costs for the production of the Movie. The anticipated use of proceeds from this Offering reflects the Company's current intentions based on prevailing plans and business conditions. However, the actual amounts and timing of expenditures may differ substantially due to various factors, including unforeseen circumstances or changes in the market. Accordingly, the Company's management will retain broad discretion over the allocation of net proceeds from this Offering. The Company may determine it necessary or prudent to apply the proceeds to purposes other than those outlined above. The Company reserves the right to amend the proposed use of proceeds at its discretion, should management determine that such adjustments are in the best interests of the Company.

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

    No

(b) How will the issuer complete the transaction and deliver securities to the investors?

At the closing, the Company will accept or reject all investments and the Intermediary will send the investors a notification by email if their investment was accepted or rejected. The

Securities are non-certificated and will be tracked solely on the cap table of the Company, which may or may not be managed by a transfer agent, at the Company's election.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials by logging into their "My Investments" page of the Intermediary's platform and clicking on the icon in the upper right corner of the page. Under the investment, there will be an option for the investor to cancel their investment commitment.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive the Securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

13.   Describe the terms of the securities being offered:

The Company is offering Class CF Preferred Units in this Offering (the "Securities"). Subject to terms set forth in the Company's Operating Agreement, the Securities (along with the Class A Preferred Units owned by the Angel Acceleration Fund) will have   a "priority return" of 120% of the investor's full investment before the holders of Common Units receive any profit distributions.

The Securities have no voting rights. The rights of the Class CF Preferred Units may be changed by an amendment to the Company's Operating Agreement, as amended, and investors do not have the right to object to such amendment unless the amendment (a) modifies the limited liability of any investor; (b) increases the obligations of an investor to make capital contributions; or (c) alters the manner of calculating allocations and distributions pursuant to the Operating Agreement. Any amendments described in subparagraph (a) of the previous sentence must be approved by all affected Members. Any amendments described in subparagraphs (b) and (c) in the previous sentence must be approved by a majority of the holders of Units of the class impacted by such amendment (calculated on the basis of the percentage ownership of such class of Units by such Members). Any investor who has not affirmatively objected to an amendment within thirty (30) days of notice shall be deemed to have approved such amendment .

Please see Section 7 above for more details on the rights and obligations of holders of Class CF Preferred Units.

14.   Do the securities offered have voting rights? ☐ Yes ☒ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

16.   How may the terms of the securities being offered be modified?

See above in Section 13.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such Securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Outstanding	Voting Rights	Other Rights

Common Interest	6,500,000	Yes	Yes, Anti-dilution protection so that there is always one more Common Unit outstanding than all Preferred Units outstanding.
Class A Preferred Units	500,000	No	Yes – priority return pari passu with the Securities. The Class A Preferred Unitholder will receive at least ten percent (10%) of all proceeds available for distribution to the holders of Preferred Units after the holders of Preferred Units have received the return of their capital and their Priority Return. Most favored nation protections.

For a complete description of our equity, you should refer to our Operating Agreement and to the applicable provisions of Louisiana law.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of Class CF Preferred Units do not have voting rights. The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional units of equity or convertible securities to other parties. In other words, when the Company issues more units, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company).

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☒ Yes ☐ No

In the event that the Company's gross annual revenues for any calendar year following the fifth anniversary of the Effective Date falls below $500,000, the Company shall have the option to repurchase the Class CF Preferred Units at a repurchase price determined by an independent valuation using a valuation agent chosen at the sole and absolute discretion of the Company's management. The repurchase price shall be based on the fair CF market value of the Class CF Units as a percentage of the overall value of the Company's Units, as assessed through a Discounted Cash Flow (DCF) analysis, using a discount rate of 20% applied to projected future Company cash flows over a five-year horizon or the remaining revenue-generating life of the Movie, whichever is shorter.

For a complete description of the terms applicable to the Securities, you should refer to our Operating Agreement, and to the applicable provisions of Louisiana law.

20. How could the exercise of rights held by the principal owners identified in Question 6 above affect the purchasers of the securities being offered?

Because the investors in this Offering do not control the day-to-day operations of the Company, the principal members of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued?

The Securities are being valued at $1.00 per unit. This is for ease of transaction and is based on the amount of capital needed to fund the production of the film and the limits available under Regulation CF. The equity of the Company may be valued for future offerings at the same rate or based on the then known and unknown risk factors based on the Company management's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Each Investor who purchases the Securities is not entitled to vote on any matter. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any company matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

23.   What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;

If additional issuances are made, the investors in this Offering may become diluted. It is also possible that additional securities could grant a higher priority or better rights to new investors compared to the Investors in this Offering.

- Issuer repurchases of securities;

The Company has the right to repurchase the Securities. Please see Section 19 above for more information.

- A sale of the issuer or of assets of the issuer; or

Because holders of Series CF Preferred Units do not have the right to vote, the Common equity holders may vote to sell without the Investor's approval. The investors in this Offering have the right to receive a priority return before the Common Units holders receive any return.

- Transactions with related parties?

As an investor in the CF Preferred Units, you will not have any rights in regard to the actions of the Company, including company transactions with related parties. Because of the nature of the film industry and how services are provided, there will be related party transactions that the Company enters into.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has secured   financing, from the Angel Acceleration Fund, structured as up to $500,000 in gap financing. To date,   there is no outstanding balance on this loan. The Company has the discretion to utilize if needed. If utilized,   this gap financing may be converted to equity under the terms agreed upon with the Angel Acceleration Fund. The optional nature of the gap financing provides flexibility for the Company to assess its funding requirements and determine whether accessing the additional capital aligns with its operational and strategic needs.

25.   What other exempt offerings has the issuer conducted within the past three years?

An exempt offering of Class A Preferred Units was made to Angel Acceleration Funding on October 17, 2024.

26.   Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

Entities Involved in Producing the Show

The production of *Out of Darkness* will be a collaborative effort led by Broken Things Productions, Full Armor Films, Crimson Pictures LLC, and an experienced team of seasoned professionals. The following individuals and entities are instrumental in bringing this project to life. Aside from Broken Things Productions and Brittany Yost, the remaining listed production team members have not yet entered into agreements for their services.

Broken Things Productions

Brittany Yost Founded Broken Things Productions in 2020. At its core, Broken Things is built on a foundation of storytelling that sparks change and creates meaningful impact. Founded by award-winning director and PGA producer Brittany Yost, the company embodies her passion for bringing compelling narratives to life—stories that resonate deeply, challenge perspectives, and inspire transformation. Brittany's extensive career in film, spanning over 15 years and more than 20 projects such as *Redeeming Love*, *The Case for Christ*, and *The Blind*, is a testament to her dedication to crafting impactful cinematic experiences.

Driven by a fierce commitment to justice, Brittany's work transcends borders. Her journey to document the realities of sex trafficking led her to live in a shelter for survivors across 13 countries, capturing stories that give a voice to the voiceless. Her documentary *Volviendo* won the MTV/UNICEF Award for its bold stance against human trafficking. With every project, Brittany strives to shed light on challenging subjects and create a dialogue that inspires action.

With a heart for authenticity and a vision for storytelling with purpose, Broken Things Productions aims to produce projects that don't just entertain but leave a lasting impact—fostering empathy, understanding, and positive change. From heartfelt dramas like *Sweet Inspirations*, which won the Jury Award at the 2019 Bentonville Film Festival, to global social justice initiatives, the company is committed to making films that matter.

Mission Statement
"Our mission is to create transformative stories that inspire change, foster empathy, and amplify voices often left unheard. Through compelling narratives rooted in authenticity and conviction, we aim to entertain, challenge, and ultimately bring light to the world's most pressing issues. At Broken Things, we believe in the power of storytelling to spark action and leave a lasting legacy of hope and impact."

Full Armor Films

Founded in 2005, Full Armor Films is a New Orleans-based production company specializing in independent, inspiring content. The company was established with a commitment to delivering high-quality storytelling while also supporting emerging writers, directors, and artists. Full Armor Films has built a strong reputation for its ability to develop, produce, and distribute compelling projects across various media platforms, from film and television to documentaries and digital content.

- **Frank Monteleone**
  Frank Monteleone is an experienced producer with over 17 years in the film industry. He is the founder of Full Armor Films, a New Orleans-based production

company specializing in faith-based and independent films. Frank's notable production credits include the PBS-aired documentary *Hotel Al*, the Lionsgate-licensed series *Avenues* (available on Tubi), and the feature film *American Reject*, starring Annaleigh Ashford and Billy Ray Cyrus. He is executive producing *Barron's Cove*, starring Brittany Snow and Garrett Hedlund, and *Fog of War*, featuring Mira Sorvino and John Cusack. Under his leadership, Full Armor Films has provided production and post-production services to for ESPN, Warner Bros., and Relativity Media.

- **Kathleen Monteleone**
Kathleen Monteleone is a versatile writer, producer, and actress with a passion for content development. Along with starring on Broadway herself, she demonstrated her multifaceted talent as writer, producer, and lead actress in *American Reject*, a musical comedy about her experience on a reality singing competition, released in April 2022. Kathleen also produced the short documentary *Hotel Al*, which premiered on Tubi in October 2019, and the television pilot *AVENUES*. Most recently, she produced and co-directed her first short film, *Conversion Van*, and is finishing an original screenplay inspired by the women of country music. Additionally, Kathleen penned the song "Backstage" featured in torch for *Out of Darkness*.

Crimson Pictures LLC

Crimson Pictures, helmed by producer Todd Lewis, is a highly regarded production company with a strong track record in film and television.

- **Todd Lewis:** Todd Lewis is a seasoned producer for film and television with over 25 years of experience and more than 50 feature film and television credits. Todd began his career as a Director's Assistant, learning from industry legends such as Norman Jewison, Michael Mann, and Walter Hill. His impressive body of work includes projects like *Renfield*, *Home Team*, *Your Honor* (TV), *Deepwater Horizon*, *Jason Bourne*, *Captain Phillips*, *21 Jump Street*, *Mr. Brooks*, and the upcoming Netflix series currently titled *The Corps*. Todd's extensive expertise in managing large-scale productions ensures that *Out of Darkness* will be executed to the highest standards.

Pinnacle Peak Pictures

Pinnacle Peak is a dynamic distributor specializing in creating high-quality film and television content across a variety of genres. With a focus on innovative storytelling and a commitment to excellence, Pinnacle Peak has established itself as a trusted partner for both emerging and established talent in the entertainment industry. The company is known for its dedication to delivering compelling narratives, meticulous production standards, and its ability to bring unique projects to life with efficiency and creativity.

- **Michael Scott - Founder and CEO**

Michael Scott, the founder and CEO of Pinnacle Peak, brings decades of experience in the entertainment industry. A veteran of film production and distribution, Michael has a diverse background that spans executive roles in major studios as well as independent ventures. Prior to founding Pinnacle Peak, Michael held senior positions at some of Hollywood's most respected production companies, where he led the development and production of successful projects across film and television.

His strategic vision and industry knowledge have been instrumental in building Pinnacle Peak into a company that consistently produces content that resonates with audiences worldwide. Michael's ability to navigate the complexities of production, distribution, and financing allows Pinnacle Peak to offer a range of services, including production management, content development, and distribution partnerships.

Under Michael's leadership, Pinnacle Peak continues to grow, focusing on fostering long-term relationships with talent, distributors, and collaborators while maintaining a reputation for creative integrity and financial prudence.

- **Film Titles Under Distribution**
  Pinnacle Peak's diverse portfolio includes a range of impactful films across multiple genres, reflecting the company's commitment to high-quality storytelling. Some notable titles under distribution include:

- *The Last Supper* (2025)

- *Between Borders* (2025)

- *American Reject* (2025)

- *God's Not Dead: In God We Trust* (2024)

- *Disciples in the Moonlight* (2024)

- *Forty Seven Days with Jesus* (2024)

- *Love on the Rock* (2024)

- *Walking with Herb* (2021)

- *God's Not Dead: We the People* (2021)

- *Redeeming Love* (2022)

- *Unbroken: Path to Redemption* (2018)

- *Same Kind of Different as Me* (2017)

- *The Case for Christ* (2017)

- *Woodlawn* (2015)

- *Do You Believe?* (2015)

- *God's Not Dead* (2014)

With a diverse slate of productions, Pinnacle Peak continues to expand its presence in the entertainment industry and is committed to producing meaningful content for a global audience.

Compensation

The entities and individuals involved in producing *Out of Darkness* will be compensated for their services out of the budget outlined above. This includes pre-production, production, and post-production activities such as directing, script development, casting, cinematography, editing, and overall project management. Payments will align with industry standards and reflect the scope of each contributor's responsibilities and expertise.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history? ☐ Yes ☒ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

As of the date of this filing, PPW Productions, LLC (the "Company") holds $124,945.83 in available funds. These funds represent the Company's current working capital and will be utilized in accordance with the intended use of proceeds outlined in this Offering. The Company is committed to managing these funds responsibly to support the development and production of the feature film *Out of Darkness* (the "Movie"), while also reserving the right to allocate these funds at management's discretion should unforeseen circumstances or opportunities arise that align with the best interests of the Company and its investors.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Audited Financial Statements.

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or Misdemeanor:

i.   in connection with the purchase or sale of any security? ☐ Yes ☒ No

ii.   involving the making of any false filing with the Commission? ☐ Yes ☒ No

Iii.   arising out of the conduct of the business of an underwriter, broker, dealer,

municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i.　　　in connection with the purchase or sale of any security? ☐ Yes ☒ No

ii.　　　involving the making of any false filing with the Commission? ☐ Yes ☒ No

iii.　　　arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i.　　　at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

(C) engaging in savings association or credit union activities? ☐ Yes ☒ No

ii.　　　constitutes a final order based on a violation of law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i.　　　suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

ii.　　　places limitations on the activities, functions or operations of such person?

☐ Yes ☒ No

iii.　　bars such person from being associated with any entity or from participating in

the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i.　　any scienter-based anti-fraud provision of the federal securities laws, including

without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the

Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the

Investment Advisers Act of 1940 or any other rule or regulation thereunder?　☐ Yes ☒ No

ii.　　Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject

to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

32.   The issuer will file a Form C-AR annual with the Commission and once filed, may be found on the issuer's website at: brokenthings.com/OOD

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

Additional Information

Investors may also receive certain perks tied to how much an Investor invests in this offering.

- **$500 or More**
- **Exclusive Behind-the-Scenes Access – Get access to weekly behind-the-scenes videos during the making of the film, offering an insider's look at the creative process, cast interviews, and on-set moments.**
- **$2,500 or More**
- **Signed Collector's Poster – Receive an exclusive, limited-edition movie poster signed by the cast and crew, making it a unique keepsake from the production.**
- **$5,000 or More**
- **Special Thanks Credit – Your name will be officially recognized in the film's credits under "Special Thanks," acknowledging your contribution to making this project a reality.**
- **$10,000 or More**
- **Personalized Signed Copy of *Out of Darkness* – Receive a personally signed edition of *Out of Darkness* from Stormie Omartian, making this a meaningful and rare addition to your collection.**
- **$25,000 or More**
- **Personalized Video & Director Q&A – The cast and crew will create a customized thank-you video just for you. Plus, you'll get an exclusive Q&A session with the director, where you can ask about the filmmaking process and creative decisions.**
- **$100,000 or More**
- **Associate Producer Credit – You will be credited as an Associate Producer in the end credits, solidifying your role as a key supporter of the film, along with an invitation to the Premiere.**
- **$250,000 or More**

- **Co-Executive Producer Credit – Your name will appear in the main credits as a Co-Executive Producer, giving you a prestigious title associated with the film's production.**
- **$500,000 or More**
- **Executive Producer Credit – Earn a highly coveted Executive Producer credit in the main credits, marking your significant impact on bringing this story to life.**
- **Note: All higher-tier contributors also receive the perks from the lower tiers (excluding credit placements, which remain exclusive to specific tiers).**

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

the information contained herein contains certain forward-looking statements, often characterized by words such as "believes," "anticipates," "plans," "expects," "projects," and other similar words, that indicate future possibilities. Due to known and unknown risks, other uncertainties and factors, actual results may differ materially from the expectations portrayed in such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. This presentation also contains certain financial and other projections which may or may not come to pass. There are uncertainties inherent in attempting to make such projections. While the Company has based such projections on assumptions it believes to be reasonable, any deviation from the assumptions utilized by the Company could result in significantly different results from the projections presented. Past performance is not indicative of or a guarantee of future results. Investing involves risk, including the potential loss of all amounts invested.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to

formulate a well informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

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